Exhibit 99.1

Points International Ltd. Reports Fourth Quarter & 2011 Financial Results

– 2011 Revenue of $123.0 million; increased 28% over 2010

– 2011 EBITDA of $5.8 million; increased 76% over 2010

– 6 new partners added in 2011 with 47 products deployed across the partnership network

– Points and miles transacted in 2011 increased 49% over 2010

Toronto, Canada, March 7, 2012 – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner of the loyalty reward management program platform www.Points.com, today announced results for the fourth quarter and full year ended December 31, 2011. All financial results are in U.S. dollars and both 2011 and 2010 comparatives have been presented in accordance with International Financial Reporting Standards (“IFRS”).

“2011 was a year of significant accomplishment for Points International,” said Chief Executive Officer Rob MacLean. “In addition to delivering another year of solid financial performance, we strengthened the reach of our products while simultaneously drove greater value across our platform. Revenues for the year reached $123.0 million, in-line with our guidance and representing year-over-year growth of 28%. At the same time, we delivered record EBITDA of $5.8 million, net income profitability of $4.0 million, and EPS of $0.27, all in line with our 2011 guidance.”

Mr. MacLean added, “Our positive trajectory reinforces Points’ growing importance within the loyalty currency industry. Throughout 2011, we continued to expand our breadth and depth of involvement in the loyalty currency space by renewing and expanding current partnerships, adding new strategic partners across geographies and verticals and introducing innovative products and services. We expanded our product offerings with 19 current partners bringing our total new product deployment count to 47, up over 180% year-over-year. At the same time, we were pleased to welcome six new partners to Points’ platform in 2011 including Saudi Arabian Airlines, Iberia, LAN, Carlson Hotels, Hyatt, and PayPal. The strategic addition of Carlson Hotels and Hyatt broadened our presence in the hospitality space, while collaborating with PayPal increased our retail presence and Saudi Arabian Airlines, Iberia and LAN each contributed to our vastly growing international footprint.”

Mr. MacLean further commented, “In addition to our platform expansion efforts, we continued to leverage our proprietary platform to facilitate growth and innovation in the space. In 2011, we launched our miles gift registry, which enables friends and family members to seamlessly accumulate points towards a common goal, initiated a renewed Business-to-Business Platform which provides small- and medium-sized businesses greater access to miles and point incentives, and introduced new e-commerce applications Magento and Shopify that bring the loyalty market to the masses. These new products exemplify our commitment to innovation and to driving engagement within our partners’ loyalty programs.”

Mr. MacLean concluded, “Looking ahead to 2012, we are optimistic about our prospects. Based on the partner and products we have in-market today, we expect to deliver organic revenue growth of 15-20% over 2011. In addition, we expect our positive momentum in partnership onboarding and product deployment to continue throughout 2012. We are actively pursuing several prospective partners and product launches, that when annualized, could contribute approximately $50 million in incremental revenue. Importantly, we are increasingly more efficient at translating our incremental revenue growth into improved profitability. With gross margins expected to remain in-line with 2011 levels, we expect to see more than 50% of our incremental gross margin dollars fall to the operating income line.”

Points International Ltd. Fourth Quarter 2011 Earnings Results

Fourth Quarter 2011 Financial Results

Total revenue was $32.9 million for the fourth quarter of 2011. Revenue was up 22% over the $27.0 million reported in the fourth quarter of 2010 and up 14% from the $28.8 million reported in third quarter of 2011. Principal revenue totaled $30.5 million, an increase of 21% over the $25.1 million in same period last year and up from the $26.9 million reported in the third quarter 2011. Other partner revenue was $2.4 million, up from $1.9 million in the fourth quarter 2010 and an increase sequentially from $1.9 million in the third quarter of 2011.

Gross margin dollars for the fourth quarter of 2011 totaled $6.8 million, or 21% of total revenue. This represents an increase from gross margin dollars of $5.9 million, or 22% of total revenue, in the fourth quarter of 2010 and an increase from gross margin dollars of $6.3 million, or 22% of total revenue, in the third quarter of 2011. The year-over-year increase in gross margin dollars reflects the addition of new partnerships launched over the year as well as stronger promotional activity. The sequential increase in gross margin dollars reflects stronger promotional activity across multiple partnerships.

Net income for the fourth quarter of 2011 was $2.1 million, or $0.14 per share. This compares to net income of $0.3 million, or $0.02 per share, in the fourth quarter of 2010 and net income of $1.7 million, or $0.11 per share, in the third quarter of 2011.

During the fourth quarter of 2011, Points reported EBITDA of $2.1 million compared to EBITDA of $1.6 million in the same period of 2010 and EBITDA of $1.9 million in the third quarter of 2011. The year-over-year and sequential increase in EBITDA primarily reflects gross margin growth outpacing growth in ongoing operating costs. Management has consistently focused on growing revenues and margins while simultaneously leveraging the existing cost base with targeted and responsive investments.

Fourth Quarter 2011 Business Metrics

	Q4/11	Q3/11	Q4/11 vs. Q3/11	Q4/10	Q4/11 vs. Q4/10
TOTAL ALL CHANNELS
Points/Miles Transacted (in 000s)	3,953,087	3,337,367	18%	3,175,884	25%
No. of Points/Miles Transactions	336,252	327,640	3%	318,067	6%
LOYALTY CURRENCY SERVICES
Points/Miles Transacted (in 000s)	3,305,358	2,979,925	11%	2,808,153	18%
No. of Points/Miles Transactions	302,848	306,195	-1%	295,120	3%
POINTS.COM CHANNELS
Points/Miles Transacted (in 000s)	647,729	357,442	81%	367,731	76%
No. of Points/Miles Transactions	33,404	21,445	56%	22,947	46%
Cumulative Registered Users	2,971,267	2,837,801	5%	2,573,719	15%

Points International Ltd. Fourth Quarter 2011 Earnings Results

Full Year 2011 Results

For the twelve months ended December 31, 2011, Points generated total revenue of $123.0 million, up 28% over the $95.7 million reported in the twelve months ended December 31, 2010.

Gross margin dollars for 2011 were $24.4 million, or 20% of revenue, compared to gross margin dollars of $19.7 million, or 21% of revenue, in 2010.

Net income for the twelve months ended December 31, 2011 was $4.0 million, or $0.27 per share, compared to net income of $2.0 million, or $0.13 per share in 2010.

Points reported EBITDA of $5.8 million for the twelve months ended December 31, 2011 compared to EBITDA of $3.3 million in 2010.

As of December 31, 2011, total funds available, comprised of cash and cash equivalents together with security deposits, restricted cash and amounts with payment processors was just under $50.0 million, up from $41.1 million at the end of the third quarter 2011. The company remains debt free and is pleased with its overall financial position.

Investor Conference Call

Points’ conference call with investors will be held today at 5:00 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 941-4774 ten minutes prior to the start time. International dialers should call (480) 629-9760. In addition, the call is being webcast and can be accessed at the Company’s web site: www.pointsinternational.com and will be archived online upon completion of the call. A telephonic replay of the conference call will be available through March 14, 2012 by dialing (877) 870-5176 in the U.S. or Canada or (858) 384-5517 internationally and entering the conference ID 4513084.

About Points International Ltd

Points International Ltd. (TSX: PTS; NASDAQ: PCOM), conducting business as Points.com, is the global leader in reward currency management, providing multiple eCommerce and technology solutions to the world's leading loyalty brands. Points.com also manages www.points.com, the largest consumer rewards management platform that allows over 3 million users to trade, exchange and redeem points, miles and rewards.

Points.com's solutions enable the management and monetization of loyalty currencies, including frequent flyer miles, hotel points, retailer rewards and credit card points, as well as enhancing loyalty program consumer offerings and back-end operations for more than 50 partners worldwide. Points.com's SaaS products allow eCommerce merchants to add loyalty solutions to their online stores and reward customers for purchases.

For more information, visit www.pointsinternational.com, follow us on Twitter, @pointsadvisor, on Facebook (www.facebook.com/pointsfans), or on our blog (http://blog.points.com).

###

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include our guidance for 2012 with respect to organic revenue growth, the size of our pipeline opportunity and our operating leverage. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Points International Ltd. Fourth Quarter 2011 Earnings Results

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the financial outlooks herein assume we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Transition to IFRS

The preparation of these condensed consolidated financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies are set out in the notes to the consolidated financial statements, which are contained in the year end Annual Report and are an integral part of the consolidated financial statements. These accounting policies have been applied consistently to all periods presented in the consolidated financial statements for the years ended December 31, 2011 and December 31, 2010.

Contact:

Addo Communications
Laura Foster / Kimberly Esterkin
laurf@addocommunications.com / kimberlye@addocommunications.com
(310) 829-5400

Points International Ltd. Fourth Quarter 2011 Earnings Results

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Margin Information1

Expressed in thousands of United States dollars	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010
Total Revenue	$32,929	$27,004	$122,934	$95,678
Direct cost of principal revenue	26,106	21,063	98,501	76,006
Gross Margin	$6,823	$5,941	$24,433	$19,672
Gross Margin %	21%	22%	20%	21%

Reconciliation of Operating Income to EBITDA2

Expressed in thousands of United States dollars	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010
Operating income	$1,452	$510	$3,520	$1,801
Depreciation and amortization	668	450	2,298	895
Foreign exchange gain	25	7	(63)	(105)
Impairment of long-lived assets	-	675	-	675
EBITDA	$2,145	$1,642	$5,755	$3,266

_________________________
1 Gross Margin is considered by Management to be an integral measure of financial performance and is defined as total revenues less the direct cost of principal revenues. However, gross margin is not a recognized measure of profitability under IFRS.
2 EBITDA [Earnings before interest, depreciation, amortization, foreign exchange and impairment costs] is considered by management to be a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under IFRS.

Points International Ltd. Fourth Quarter 2011 Earnings Results

Points International Ltd.
Consolidated Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010
REVENUE
Principal	$30,502	$25,149	$114,865	$89,087
Other partner revenue	2,419	1,850	8,048	6,577
Interest	8	5	21	14
Total Revenue	32,929	27,004	122,934	95,678

EXPENSES
Direct cost of principal revenue	26,106	21,063	98,501	76,006
Employment costs	3,256	2,809	12,779	10,622
Marketing & communications	361	430	1,380	1,350
Technology services	125	170	573	875
Depreciation and amortization	668	450	2,298	895
Foreign exchange loss (gain)	25	7	(63)	(105)
Operating expenses	936	890	3,946	3,559
Impairment of long-lived assets	-	675	-	675
Total Expenses	31,477	26,494	119,414	93,877

OPERATING INCOME	1,452	510	3,520	1,801

Interest and other charges (income)	-	(1)	(25)	22
EARNINGS BEFORE INCOME TAX	1,452	511	3,545	1,779

Deferred income tax (recovery) expense	(606)	170	(487)	(172)
NET INCOME	2,058	341	4,032	1,951

OTHER COMPREHENSIVE LOSS
Gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $120 and $27 (2010 – $106 and $201)	310	236	73	446
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $5 and $129 (2010 – $27 and $67)	(12)	(60)	(327)	(149)
Other comprehensive (loss) income for the period, net of income tax	298	176	(254)	297
TOTAL COMPREHENSIVE INCOME	$2,356	$517	$3,778	$2,248

EARNINGS PER SHARE
Basic earnings per share	$0.14	$0.02	$0.27	$0.13
Diluted earnings per share	$0.13	$0.02	$0.26	$0.13

Points International Ltd. Fourth Quarter 2011 Earnings Results

Points International Ltd.
Consolidated Balance Sheets

Expressed in thousands of United States dollars	December 31,	December 31,	January 1,
	2011	2010	2010
ASSETS
Current assets
Cash and cash equivalents	$34,853	$28,463	$26,414
Restricted cash	1,619	1,776	802
Funds receivable from payment processors	10,837	4,624	5,855
Security deposits	2,461	2,123	2,463
Accounts receivable	2,411	2,054	1,907
Prepaid expenses and other assets	1,013	1,179	898
Total current assets	53,194	40,219	38,339

Non-current assets
Property and equipment	1,712	1,611	607
Intangible assets	4,566	4,844	2,014
Goodwill	2,580	2,580	2,580
Deferred tax assets	1,575	984	945
Other assets	658	613	1,033
Total non-current assets	11,091	10,632	7,179
Total assets	$64,285	$50,851	$45,518

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities	$3,455	$3,679	$2,820
Provisions	98	102	267
Current portion of other liabilities	765	629	609
Payable to loyalty program partners	40,048	31,337	30,215
Total current liabilities	44,366	35,747	33,911

Non-current liabilities
Other liabilities	877	951	301
Total non-current liabilities	877	951	301

Total liabilities	45,243	36,698	34,212

SHAREHOLDERS’ EQUITY
Share capital	57,378	56,683	56,662
Contributed surplus	9,671	9,255	8,677
Accumulated other comprehensive income	43	297	-
Accumulated deficit	(48,050)	(52,082)	(54,033)
Total shareholders’ equity	19,042	14,153	11,306
Total liabilities and shareholders’ equity	$64,285	$50,851	$45,518

Points International Ltd. Fourth Quarter 2011 Earnings Results

Points International Ltd.
Consolidated Statements of Changes in Equity

Expressed in thousands of United States dollars			Attributable to equity holders of the Corporation
	Share	Contributed	Total	Unrealized	Accumulated	Accumulated	Total
	Capital	Surplus	Capital	gains/(losses)	other	deficit	shareholders’
				on cash flow	comprehensive		equity
				hedges	income
Balance at December 31, 2010	$56,683	$9,255	$65,938	$297	$297	$(52,082)	$14,153
Net income	-	-	-	-	-	4,032	4,032
Other comprehensive loss	-	-	-	(254)	(254)	-	(254)
Total comprehensive income	-	-	-	(254)	(254)	4,032	3,778
Effect of share option compensation plan	-	587	587	-	-	-	587
Share issuances	695	(171)	524	-	-	-	524
Balance at December 31, 2011	$57,378	$9,671	$67,049	$43	$43	$(48,050)	$19,042

Balance at January 1, 2010	$56,662	$8,677	$65,339	$-	$-	$(54,033)	$11,306
Net income	-	-	-	-	-	1,951	1,951
Other comprehensive income	-	-	-	297	297	-	297
Total comprehensive income	-	-	-	297	297	1,951	2,248
Effect of share option compensation plan
	-	581	581	-	-	-	581
Share Issuances	21	(3)	18	-	-	-	18
Balance at December 31, 2010	$56,683	$9,255	$65,938	$297	$297	$(52,082)	$14,153

Points International Ltd. Fourth Quarter 2011 Earnings Results

Points International Ltd.
Consolidated Statements of Cash Flows

Expressed in thousands of United States dollars	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Cash flows from operating activities
Net income for the period	$2,058	$341	$4,032	$1,951
Adjustments for:
Depreciation of property and equipment	141	107	510	358
Amortization of intangible assets	527	343	1,788	537
Unrealized foreign exchange (gain) loss	(271)	100	(225)	204
Equity-settled share-based payment transactions	110	131	587	581
Impairment of long-lived assets	-	675	-	675
Deferred income tax (recovery) expense	(605)	170	(489)	(172)
Changes in non-cash balances related to operations	(1,186)	6,073	1,403	4,407
Net cash provided by operating activities	774	7,940	7,606	8,541

Cash flows from investing activities
Acquisition of property and equipment	(58)	(50)	(611)	(1,363)
Additions to intangible assets	(253)	(640)	(1,510)	(3,970)
Changes in restricted cash	-	10	157	(934)
Net cash used in investing activities	(311)	(680)	(1,964)	(6,267)

Cash flows from financing activities
Proceeds from exercise of share options	10	13	524	18
Net cash provided by financing activities	10	13	524	18

Net increase in cash and cash equivalents	473	7,273	6,166	2,292
Cash and cash equivalents at beginning of the year	34,113	21,313	28,463	26,414
Effect of exchange rate fluctuations on cash held	267	(123)	224	(243)
Cash and cash equivalents at end of the period	$34,853	$28,463	$34,853	$28,463

Interest Received	5	5	19	13
Interest Paid	-	(1)	(1)	7